Genius Brands International, Inc.

301 N. Canon Drive, Suite 305

Beverly Hills, CA 90210

December 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Genius Brands International, Inc.
Registration Statement on Form S-1
File No. 333-208540

Dear Sir or Madam:

Please accept this letter as an amendment to the above-referenced registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

Questions concerning this matter may be directed to the Company’s legal counsel, Harvey Kesner of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely, Genius Brands International, Inc.

By:	/s/ Andrew Heyward
Andrew Heyward
Chief Executive Officer